UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

MOSSIMO, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

619696 10 7

(CUSIP Number)

MOSSIMO GIANNULLI

C/O MOSSIMO, INC.

2016 BROADWAY

SANTA MONICA, CALIFORNIA 90404

TEL. NO.: (310) 460-0040

WITH A COPY TO:

PAUL TOSETTI, ESQ.

LATHAM & WATKINS LLP

633 WEST FIFTH STREET

SUITE 4000

LOS ANGELES, CALIFORNIA 90071-2007

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 31, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 619696 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Mossimo Giannulli

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) BK, SC, PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 10,272,822

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 10,272,822

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,272,822

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 65.23%(1)

14.	Type of Reporting Person (See Instructions) IN

________________________________________

(1) THIS PERCENTAGE IS CALCULATED USING THE TOTAL NUMBER OF SHARES OF THIS CLASS OF SECURITIES OUTSTANDING AS OF OCTOBER 31, 2005 (15,748,442).  THIS PERCENTAGE DOES NOT TAKE INTO ACCOUNT SHARES OF THE COMPANY’S COMMON STOCK THAT MAY BECOME ISSUABLE PURSUANT TO THE STOCK OPTION AGREEMENT DESCRIBED MORE FULLY IN ITEM 4 BELOW.

Item 1.	Security and Issuer

This statement relates to the Common Stock (the “Common Stock”) of Mossimo, Inc., a Delaware corporation (the “Company”) having its principal executive offices at 2016 Broadway, Santa Monica, CA 90404.

Item 2.	Identity and Background
(a) This Schedule 13D Amendment No. 6 is filed on behalf of Mossimo Giannulli (“Giannulli”).
(b) The business address of Giannulli is c/o Mossimo, Inc., 2016 Broadway, Santa Monica, CA 90404.
(c) The present principal occupation of Giannulli is Chairman and Co-Chief Executive Officer of the Company.
(d) During the last five years, Giannulli has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)          During the last five years, Giannulli has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Giannulli was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f) Giannulli is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

As previously reported, in connection with the Offer (as defined in Item 4) and the Merger (as defined in Item 4) described in Item 4, Giannulli estimates that the total amount of funds required to purchase all of the Common Stock not currently owned by Giannulli in the Offer and the Merger, settle outstanding options with an exercise price less than the Offer Price (as defined in Item 4) and pay estimated fees and expenses will be approximately $32 million.

On May 18, 2005, Giannulli received a commitment letter (the “May 18 Financing Letter”) from CIT Group/Commercial Services, Inc. to provide funding for the Offer and the Merger (the “Financing”).  A summary of the May 18 Financing Letter was included in Item 3 of, and a copy of the May 18 Financing Letter was filed as Exhibit 7.03 with, the Schedule 13D Amendment No. 3 filed with the SEC on May 23, 2005.  On September 21, 2005, Giannulli entered into a new commitment letter (the “September 21 Financing Letter “) with substantially similar terms as the May 18 Financing Letter. The September 21 Financing Letter provides for the terms of the Offer and Merger as set forth in the Merger Agreement (as defined in Item 4).  A summary of the September 21 Financing Letter was included in Item 3 of, and a copy of the September 21 Financing Letter was filed as Exhibit 7.01 with, the Schedule 13D Amendment No. 5 filed with the SEC on September 22, 2005 and is incorporated herein by reference.

Giannulli expects that the Financing, together with other funds available to Giannulli and available funds of the Company, will be sufficient to consummate the Offer and the Merger.  To the extent any amounts are due or may be paid by Giannulli or the Purchaser (as defined in Item 4) or the surviving corporation in connection with the Financing following the consummation of the Offer and the Merger (for example, funds necessary to consummate the Offer and the Merger and certain transaction fees and expenses), such funds may be paid from generally available working capital of the surviving corporation.

Giannulli or the Purchaser intends to repay any amounts borrowed pursuant to the Financing through the generally available corporate funds of the surviving corporation after the consummation of the Merger.

Item 4.	Purpose of Transaction

As previously reported, on April 11, 2005, Giannulli submitted a non-binding proposal (the “Proposal”) for a going-private transaction to the Company's Board of Directors (the “Board of Directors”).  A copy of the Proposal Letter was filed as Exhibit 7.01 to the Schedule 13D Amendment No. 2 filed with the SEC on April 12, 2005 and is incorporated herein by reference.  The Board of Directors formed a special committee of independent directors (the “Special Committee”) to consider the terms and conditions of the Proposal and to recommend to the Board of Directors whether to approve the Proposal.

On August 16, 2005, Giannulli announced his decision to withdraw the Proposal and indicated that while he remained interested in acquiring the publicly held minority interest in the Company, he did not intend to make a new bid at the Company’s then current stock trading levels.

On September 21, 2005 Giannulli submitted a revised non-binding proposal (the “New Proposal”) for a going-private transaction to the Special Committee.  A copy of the New Proposal Letter was filed as Exhibit 7.02 to the Schedule 13D Amendment No. 5 filed with the SEC on September 22, 2005 and is incorporated herein by reference.  On September 21, 2005 the Special Committee considered the terms of the New Proposal and recommended to the Board of Directors that they approve the New Proposal.  On September 21, 2005 the Board of Directors resolved to approve the New Proposal.

On September 21, 2005, Giannulli, Mossimo Holding Corp. (“Parent”) (a newly-formed corporation wholly-owned by Giannulli), Mossimo Acquisition Corp. (the “Purchaser”) (a newly-formed, wholly-owned subsidiary of Parent) and the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) that, as an initial step, contemplates a tender offer by the Purchaser (the “Offer”) to purchase all of the outstanding shares of the Common Stock not owned by Giannulli (the “Shares”) at a purchase price of $5.00 per share.  The Offer will be subject to, among other things, a non-waivable condition (the “Minimum Condition”) that, pursuant to the Offer, there shall have been validly tendered and not withdrawn before the Offer expires the number of Shares, other than Shares tendered by any officer or director of the Company, which constitutes at least a majority of the outstanding Shares not beneficially owned by Giannulli, Parent or the Purchaser.

Following the completion of the Offer, assuming all conditions to the Offer and the Merger, including the receipt of the Financing described in Item 3, are satisfied or, if applicable, waived, the Purchaser would be merged (the “Merger”) with and into the Company in accordance with the terms of the Merger Agreement and Delaware law, and the Company would then exist as a wholly-owned subsidiary of Parent.

On October 31, 2005, the Special Committee and Giannulli agreed to amend the Merger Agreement to extend the deadline for commencing the Offer from October 31, 2005 to November 14, 2005, and to extend the deadline for completion of the Offer from January 31, 2006 to February 14, 2006.

The amendment to the Merger Agreement (the “Amendment”) was made to give Giannulli additional time to commence the Offer.  Commencement of the tender offer was deferred by Giannulli to allow Giannulli and the Special Committee to consider an unsolicited proposal received from a third party indicating an interest in pursuing a business combination with the Company which may have resulted in the Company’s stockholders, including Giannulli, receiving consideration representing a premium to the cash consideration contemplated by the existing Merger Agreement.  However, after reviewing the third party proposal, Giannulli concluded that it was unlikely to lead to a transaction that he would be willing to accept and that he believed the Special Committee would be willing to endorse, due in part to uncertainties regarding the economic and other terms of the proposal and the availability of required third-party consents.  A copy of the Amendment is attached hereto as Exhibit 7.01 and is incorporated herein by reference.

Other than the above-described Offer and Merger, Giannulli does not have any plans or proposals that relate to or would result in any of the events set forth in Items 4(a) through (j).

Item 5.	Interest in Securities of the Issuer

(a)          Giannulli beneficially owns 10,272,822 shares of Common Stock, which represents 65.23% of the outstanding shares of Common Stock, which number excludes shares of Common Stock that may become issuable pursuant to the Stock Option Agreement described more fully in Item 4 above.

(b) Giannulli has the sole power to vote and dispose of 10,272,822 shares of Common Stock.
(c) Except as provided in Item 3 and Item 4 above, Giannulli has not effected any transactions in any shares of Common Stock of the Company during the past 60 days.

(d)         Other than Giannulli, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Giannulli.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as set forth above, to the best knowledge of Giannulli, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between himself and any other person with respect to any securities of the Company, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the Company.

Item 7.	Material to Be Filed as Exhibits
7.01 First Amendment to Agreement and Plan of Merger, dated as of October 31, 2005
7.02 Press Release, dated as of October 31, 2005

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 31, 2005
Date
/s/ Mossimo Giannulli
Signature
Mossimo Giannulli
Name/Title